EXHIBIT 12.1

Halozyme Therapeutics, Inc.

Statement of Computation of Ratios

						Nine Months Ended September 30, 2011

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Net loss	$(14,752)	$(23,896)	$(48,654)	$(58,361)	$(53,242)	$(1,354)
Add: Fixed charges	45	160	207	207	232	166

Earnings as defined	$(14,707)	$(23,736)	$(48,447)	$(58,154)	$(53,010)	$(1,188)

Fixed Charges and Preferred Stock Dividends:
Interest expense	$—	$—	$—	$2	$—	$—
Estimated interest component of rent expenses	45	160	207	205	232	166

Total fixed charges	45	160	207	207	232	166
Preferred stock dividends	—	—	—	—	—	—

Total fixed charges and preferred stock dividends	$45	$160	$207	$207	$232	$166

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	—	—	—	—	—

(1)	We reported a net loss for the years ended December 31, 2006, 2007, 2008, 2009, 2010 and the nine months ended September 30, 2011 and would have needed to generate additional income of approximately $14.8 million, $23.9 million, $48.7 million, $58.4 million, $53.2 million and $1.4 million respectively, to cover our fixed charges and combined fixed charges and preferred stock dividends of approximately $45,000, $160,000, $207,000, $207,000, $232,000 and $166,000, respectively.